UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

CytoMed Therapeutics Limited

(Name of Issuer)

Ordinary Shares, of no par value per share

(Title of Class of Securities)

Y1R80M106

(CUSIP Number)

April 14, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y1R80M106	13G

1.	NAME OF REPORTING PERSONS (ENTITIES ONLY) mDR Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,336,923 (1)
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 1,336,923 (1)
	8.	SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,336,923 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.60% (1)
12.	TYPE OF REPORTING PERSON * CO

(1) Consists of (i) 747,414 Ordinary Shares acquired by the Reporting Person through subscription of the Company’s Ordinary Shares between 2021 and 2022 for total consideration of approximately $1,185,449 and (ii) 589,509 Ordinary Shares pursuant to the conversion in April 2023 of convertible loan (the “Convertible Loan”) issued under the convertible loan agreement, dated December 10, 2019, by and between mDR Limited and CytoMed Therapeutics Pte. Ltd., as amended by supplemental agreements dated December 31, 2021, January 3, 2022 and January 3, 2023 (the “Convertible Loan Agreement”). The principal amount of the Convertible Loan was approximately $1,118,735.08 and the 589,509 Ordinary Shares issued at approximately $1.89774 per share pursuant to the terms of the Convertible Loan. The foregoing consideration amount and price per share is based on an exchange rate of 1.3408 Singapore dollar to one United States dollar.

2

CUSIP No. Y1R80M106	13G

Item 1.

(a)	The name of the issuer is CytoMed Therapeutics Limited (the “Company”).

(b)	The Principal Executive Offices of the Company are located at 1 Commonwealth Lane #08-22, Singapore 149544.

Item 2.

(a)	This statement is being filed by mDR Limited. (the “Reporting Person”).

(b)	The Reporting Person’s business address is mDR Limited, 53 Ubi Crescent, Singapore 408594.

(c)	The Reporting Person is organized under the laws of the Republic of Singapore.

(d)	This statement relates to the Ordinary Shares, of no par value per share, of the Company.

(e)	The CUSIP number of the class of securities is Y1R80M106.

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or Dealer registered under Section 15 of the Exchange Act.

(b)	Bank as defined in Section 3(a)(b) or the Exchange Act.

(c)	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	Investment company registered under Section 8 of the Investment Company Act.

(e)	An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

(f)	An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

(g)	A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

(h)	A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

(j)	Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

3

CUSIP No. Y1R80M106	13G

Item 4. Ownership.

(a)

Amount beneficially owned: 1,336,923* shares.

*Consists of (i) 747,414 Ordinary Shares acquired by the Reporting Person through subscription of the Company’s Ordinary Shares between 2021 and 2022 for total consideration of approximately $1,185,449 and (ii) 589,509 Ordinary Shares pursuant to the conversion in April 2023 of convertible loan (the “Convertible Loan”) issued under the convertible loan agreement, dated December 10, 2019, by and between mDR Limited and CytoMed Therapeutics Pte. Ltd., as amended by supplemental agreements dated December 31, 2021, January 3, 2022 and January 3, 2023 (the “Convertible Loan Agreement”). The principal amount of the Convertible Loan was approximately $1,118,735.08 and the 589,509 Ordinary Shares issued at approximately $1.89774 per share pursuant to the terms of the Convertible Loan. The foregoing consideration amount and price per share is based on an exchange rate of 1.3408 Singapore dollar to one United States dollar.

(b)	Percentage of class: 11.60%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote, 1,336,923 shares.

(ii)	Shared power to vote or to direct the vote, -0- shares.

(iii)	Sole power to dispose or to direct the disposition of, 1,336,923 shares.

(iv)	Shared power to dispose or to direct the disposition of, -0- shares.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

4

CUSIP No. Y1R80M106	13G

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:	April 24, 2023	MDR LIMITED

		By:	/s/ Ong Ghim Choon
		Name:	Ong Ghim Choon
		Title:	Director and Chief Executive Officer

5